Filed Pursuant to Rule 433
File No. 333-134553

LEHMAN BROTHERS HOLDINGS INC.

66,000,000 Depositary Shares
Each Representing 1/100th of a Share of
7.95% Non-Cumulative Perpetual Preferred Stock, Series J
$25 Liquidation Preference per Depositary Share

Terms and Conditions:
Issuer:	Lehman Brothers Holdings Inc. (“Lehman”), a Delaware corporation
Securities:	66,000,000 depositary shares, each representing 1/100th of a share of Lehman’s 7.95% Non-Cumulative Perpetual Preferred Stock, Series J (the “Preferred Stock”)
Underwriters’ Option:	Option to purchase by 30 days from the date of pricing up to 9,900,000 depositary shares
Ratings:(1)	A3 / A – / A+ (Moody’s / S&P / Fitch)
Trade Date:	February 5, 2008
Settlement Date:	February 12, 2008 (T+5 days)
Maturity:	Perpetual
Liquidation Preference:

$2,500 per share of Preferred Stock (equivalent to $25 per depositary share) or $1,650 million aggregate liquidation preference (or $1,897.50 million aggregate liquidation preference if the Underwriters’ Option is exercised in full)

Initial Public Offering Price:	$25 per depositary share
Proceeds to Lehman Brothers Holdings:	Approximately $1,606 million (or at least approximately $1,846 million if Underwriters’ Option is exercised in full) before expenses
Dividend Rate:	7.95% per annum on a non-cumulative basis
Dividend Payment Dates:	Quarterly in arrears, if declared by Lehman’s board of directors, on each February 15, May 15, August 15 and November 15. Business days are New York. Following business day convention.
First Dividend Payment:	May 15, 2008
Day Count:	30/360
Redemption at Lehman’s Option:	Subject to prior approval of the Securities and Exchange Commission and the Replacement Capital Covenant, from and

(1) A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

after February 15, 2013, the Preferred Stock is redeemable at Lehman’s option in whole or in part at a redemption price equal to 100% of liquidation preference, plus any declared and unpaid dividends.
Replacement Capital Covenant:

Lehman has agreed not to redeem or purchase the depositary shares or shares of the Preferred Stock during the term of the Replacement Capital Covenant except with net proceeds from the sale of, or in exchange for, equity-like capital securities as described in the Prospectus Supplement dated February 5, 2008 (the “Prospectus Supplement”). The Replacement Capital Covenant will terminate no later than February 15, 2023.

If the Replacement Capital Covenant terminates at any time when any depositary shares of Preferred Stock remains outstanding, we intend, to the extent that the Preferred Stock provides us with rating agency equity credit at the time of any redemption or purchase of the depositary shares of Preferred Stock, to redeem or purchase the depositary shares of Preferred Stock with net proceeds received by us from the exchange, sale or issuance of securities, during the 6 months prior to the date of notice of such action, only to the extent that such securities would provide at least as much equity credit to us as the Preferred Stock at that time.

Sinking Fund:	Not applicable.
Listing:	Application will be made to list the depositary shares on the New York Stock Exchange.
Voting Rights:

The holders of the Preferred Stock do not have voting rights, except (i) upon the failure of Lehman to declare and pay dividends on the Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, in which case the holders of the Preferred Stock may, together with all other holders of any other equally ranked series of preferred stock that have similar voting rights, elect two additional directors to Lehman’s board of directors; and (ii) as otherwise described in the Prospectus Supplement. Each share of Preferred Stock will have ten votes (equivalent to 1/10th of a vote per depositary share) whenever it is entitled to voting rights.

Sole Structuring Coordinator and Sole Bookrunner:	Lehman Brothers Inc.
Joint Lead Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	Banc of America Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC Wachovia Capital Markets, LLC
Junior Co-Managers:	RBC Dain Rauscher Inc.

SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC
Depositary Shares CUSIP/ISIN:	52520W317 / US52520W3170

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.